UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
PROSPECT MEDICAL HOLDINGS, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
743494106

(CUSIP Number)
Samuel S. Lee
Prospect Medical Holdings, Inc.
10780 Santa Monica Boulevard, Suite 400
Los Angeles, California 90025
(310) 770-7462

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 16, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	This Statement is Amendment No. 6 to the Schedule 13D previously filed by Samuel S. Lee on August 20, 2007, as amended to date, and Amendment No. 3 to the Schedule 13D previously filed by David R. Topper and Alexa Topper on August 20, 2007, as amended to date.

CUSIP No.	743494106	13D	Page	2	of	11 Pages

1	NAME OF REPORTING PERSON Samuel S. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		7,152,290

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,152,290

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,152,290

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	30.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	743494106	13D	Page	3	of	11 Pages

1	NAME OF REPORTING PERSON David R. Topper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,967,922

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,967,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,967,922

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	23.2%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	743494106	13D	Page	4	of	11 Pages

1	NAME OF REPORTING PERSON Alexa Topper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,967,922

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,967,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,967,922

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	23.2%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	743494106	13D	Page	5	of	11 Pages

1	NAME OF REPORTING PERSON Mike Heather

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		742,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		742,833

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	742,833

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	3.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	743494106	13D	Page	6	of	11 Pages

1	NAME OF REPORTING PERSON Dr. Jeereddi A. Prasad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		395,434

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		395,434

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	395,434

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	1.9%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	743494106	13D	Page	7	of	11 Pages
EXPLANATORY NOTE
     This statement on Schedule 13D (this “Statement”) reflects that, as of August 16, 2010, the Reporting Persons identified herein have formed a Section 13(d) “group” as described in Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with respect to their beneficial ownership of Common Stock as described herein. Reference is made to the information provided in the respective statements on Schedule 13D previously filed on August 20, 2007 by Samuel S. Lee and David R. Topper and Alexa Topper, as amended to date. To the extent the information contained herein represents a material change in the facts set forth in such previous filings, such previous filings shall be amended and supplemented by the information provided herein.
Item 1. Security and Issuer.
     This report on Schedule 13D (the “Report”) pertains to the common stock, par value $0.01 per share (“Common Stock”), of Prospect Medical Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10780 Santa Monica Boulevard, Suite 400, Los Angeles, California 90025.
Item 2. Identity and Background.
     (a)-(c)— The names of persons filing this Statement (collectively, the “Reporting Persons”) are: (1) Samuel S. Lee, (2) David R. Topper and his wife, Alexa Topper, as co-trustees and co-settlors under the David & Alexa Topper Family Trust, U/D/T September 29, 1997 (collectively, the “Topper Parties”), (3) Mike Heather, and (4) Dr. Jeereddi Prasad.
     Mr. Lee is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer.
     Mr. Topper is President of Alta Hospital System, LLC, a wholly owned subsidiary of the Issuer. Ms. Topper is not employed. The business address of Alta Hospitals System, LLC is the same as for the Issuer.
     Mr. Heather is the Chief Financial Officer of the Issuer.
     Dr. Prasad is the President of ProMed Health Services Company, a wholly owned subsidiary of the Issuer. Dr. Prasad is also a director of the Issuer. The business address of ProMed Health Services Company is the same as for the Issuer.
     The principal business address for each of the Reporting Persons is c/o Prospect Medical Holdings, Inc., 10780 Santa Monica Boulevard, Suite 400, Los Angeles, California 90025.
     (d)-(e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The description of the acquisition by Mr. Lee of his shares of Common Stock is included in the Schedule 13D filed by Mr. Lee on August 20, 2007, as amended by Amendments 1 through 5 thereto, and is hereby incorporated herein by reference.

CUSIP No.	743494106	13D	Page	8	of	11 Pages
     The description of the acquisition by the Topper Parties of their shares of Common Stock is included in the Schedule 13D filed by the Topper Parties on August 20, 2007, as amended by Amendments 1 and 2 thereto, and is hereby incorporated herein by reference.
     The shares of Common Stock beneficially owned by Mr. Heather consist of shares of Common Stock and stock options to purchase Common Stock granted to him by the Issuer as compensation for his services as Chief Financial Officer, as described in greater detail in the Issuer’s Proxy Statement on Schedule 14A filed on January 28, 2010.
     The shares of Common Stock beneficially owned by Dr. Prasad consist of shares of Common Stock issued to him in connection with the Issuer’s acquisition on June 1, 2007 of ProMed Health Services Company, as described in greater detail in the Issuer’s Current Report on Form 8-K filed on June 7, 2007.
Item 4. Purpose of Transaction.
     The Issuer has entered into an Agreement and Plan of Merger, dated as of August 16, 2010 (the “Merger Agreement”), with Ivy Holdings Inc., a Delaware corporation (“Parent”), and Ivy Merger Sub Corp., a Delaware corporation and indirect, wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation in such merger as an indirect, wholly-owned subsidiary of Parent (the “Merger”), and that each issued and outstanding share of Common Stock of immediately prior to the effective time of the Merger (other than shares owned by Parent, Merger Sub or any other subsidiary of Parent or the Issuer and shares owned by stockholders who have perfected and not withdrawn a demand for appraisal rights under Delaware law) will automatically be canceled and converted in the Merger into the right to receive $8.50 per share in cash, without interest. Each option and warrant to purchase Common Stock having an exercise price of less than $8.50 per share that is issued and outstanding immediately prior to the effective time of the Merger will be canceled and converted into the right to receive a cash payment equal to the product of the number of shares of Common Stock subject to such option or warrant, to the extent vested and exercisable, and the excess of $8.50 over the exercise price per share of such option or warrant, less any applicable withholding taxes. The Merger Agreement and the Merger are described in greater detail in the Current Report on Form 8-K filed by the Issuer on August 16, 2010.
     In connection with the Merger Agreement, the Reporting Persons have entered into a contribution and subscription agreement (the “Contribution Agreement”) with Parent pursuant to which they have agreed to contribute, in the aggregate, approximately 6,155,106 shares of the Issuer’s Common Stock owned by them in exchange for equity interests in Parent in lieu of receiving the cash merger consideration for such shares. The Contribution Agreement automatically terminates upon the termination of the Merger Agreement or the occurrence of certain other events. The Reporting Persons have also entered into a company stockholder voting agreement (the “Voting Agreement”) pursuant to which they have agreed to vote all of the shares of Common Stock that they now own or will own prior to the effective time of the Merger in favor of the adoption of the Merger Agreement. The Voting Agreement automatically terminates upon the termination of the Merger Agreement or the occurrence of certain other events. Accordingly, the Reporting Persons are deemed to be a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.
     After the completion of the Merger, the Issuer will cease to be a publicly held company.
     The foregoing descriptions of the Merger Agreement, the Contribution Agreement and the Voting Agreement are summaries only and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 2, 3 and 4, respectively, to this Statement and hereby incorporated herein by reference.
     The Issuer, the Reporting Persons and the Issuer’s other directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Prospect in connection with the

CUSIP No.	743494106	13D	Page	9	of	11 Pages
proposed Merger. Information concerning the interests of these directors, executive officers and other members of the Issuer’s management and employees in the proposed merger will be included in the Issuer’s proxy statement it expects to file with the SEC in connection with the proposed Merger. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ISSUER AND THE PROPOSED MERGER. Information regarding the Issuer’s directors and executive officers is also available in its Annual Report on Form 10-K for the year ended September 30, 2009 and in its proxy statement for its 2010 Annual Meeting of Stockholders, which documents are on file with the SEC. Once filed with the SEC, the proxy statement and such other documents will be available without charge at www.sec.gov and on the Issuer’s website at www.prospectmedicalholdings.com under “SEC Filings,” or by directing a request for such documents to Linda Hodges at (714) 796-4271.
Item 5. Interest in Securities of the Issuer.
     (a) Collectively, the Reporting Persons beneficially own 13,258,479 shares of Common Stock representing 55.2% of the outstanding shares of Common Stock (based on 24,008,496 shares of Common Stock outstanding, comprised of the aggregate of (i) 21,189,413 shares of Common Stock outstanding as of August 12, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 16, 2010, and (ii) 2,819,083 shares of Common Stock subject to options held by the Reporting Persons), as follows:
(i)	Mr. Lee directly owns 7,152,290 shares of Common Stock representing 30.6% of the outstanding shares of Common Stock (based on 23,365,663 shares of Common Stock outstanding, comprised of the aggregate of (i) 21,189,413 shares of Common Stock outstanding as of August 12, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 16, 2010, and (ii) 2,176,250 shares of Common Stock subject to options held by Mr. Lee).

(ii)	David R. Topper and Alexa Topper indirectly own, and share voting and dispositive power over, 4,967,922 shares of Common Stock through the David & Alexa Topper Family Trust, U/D/T September 29, 1997, representing 23.2% of the outstanding shares of Common Stock (based on 21,389,413 shares of Common Stock outstanding, comprised of the aggregate of (i) 21,189,413 shares of Common Stock outstanding as of August 12, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 16, 2010, and (ii) 200,000 shares of Common Stock subject to options held by the Topper Parties).

(iii)	Mr. Heather directly owns 742,833 shares of Common Stock, representing 3.4% of the outstanding shares of Common Stock (based on 21,632,246 shares of Common Stock outstanding, comprised of the aggregate of (i) 21,189,413 shares of Common Stock outstanding as of August 12, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 16, 2010, and (ii) 442,833 shares of Common Stock subject to options held by Mr. Heather).

(iv)	Dr. Prasad directly owns 395,434 shares of Common Stock, representing 1.9% of the outstanding shares of Common Stock (based on 21,189,413 shares of Common Stock outstanding as of August 12, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 16, 2010).
     The Reporting Persons, to the extent they are deemed to be a “group,” may be deemed to beneficially own all of the shares of Common Stock beneficially owned by the other Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock not owned directly by such Reporting Person (other than each of the Topper Parties with respect to the shares owned by such Topper Parties).

CUSIP No.	743494106	13D	Page	10	of	11 Pages
     No Reporting Person has effected any transactions in Common Stock in the last sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     The descriptions of the Merger Agreement, the Contribution Agreement and the Voting Agreement contained in Item 4, above, are hereby incorporated by reference.
Item 7. Materials to be Filed as Exhibits.
     The following documents are included or incorporated as exhibits to this Statement:
1.	Joint Filing Agreement among the Reporting Persons.

2.	Agreement and Plan of Merger, dated August 16, 2010, among Ivy Holdings Inc., Ivy Merger Sub Corp., and Prospect Medical Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010).

3.	Contribution and Subscription Agreement, dated August 16, 2010, by and among Ivy Holdings Inc., Samuel S. Lee, The David & Alexa Topper Family Trust, Mike Heather and Dr. Jeereddi A. Prasad.

4.	Company Stockholder Voting Agreement, dated August 16, 2010, by and between Ivy Holdings Inc., Samuel S. Lee, The David & Alexa Topper Family Trust, Mike Heather and Dr. Jeereddi A. Prasad.

CUSIP No.	743494106	13D	Page	11	of	11 Pages
Signatures
     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 20, 2010

/s/ Samuel S. Lee
Samuel S. Lee
In his individual capacity

/s/ David R. Topper
David R. Topper
In his individual capacity

/s/ Alexa Topper
Alexa Topper
In her individual capacity

/s/ Mike Heather
Mike Heather
In his individual capacity

/s/ Dr. Jeereddi A. Prasad
Dr. Jeereddi A. Prasad
In his individual capacity

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement among the Reporting Persons.

Exhibit 2	Agreement and Plan of Merger, dated August 16, 2010, among Ivy Holdings Inc., Ivy Merger Sub Corp., and Prospect Medical Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2010).

Exhibit 3	Contribution and Subscription Agreement, dated August 16, 2010, by and among Ivy Holdings Inc., Samuel S. Lee, The David & Alexa Topper Family Trust, Mike Heather and Dr. Jeereddi A. Prasad.

Exhibit 4	Company Stockholder Voting Agreement, dated August 16, 2010, by and between Ivy Holdings Inc., Samuel S. Lee, The David & Alexa Topper Family Trust, Mike Heather and Dr. Jeereddi A. Prasad.